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                 MINNESOTA MUTUAL GROUP VARIABLE ANNUITY ACCOUNT
                 VANGUARD/WELLINGTON FUND SEGREGATED SUB-ACCOUNT
                            PERFORMANCE CALCULATIONS


TOTAL RETURN CALCULATIONS

Total return is the percentage change between the offering price of one accumulation unit at the beginning of a period and the redeemable value of that accumulation unit at the end of a period. A data base file is kept and updated monthly with respect to accumulation unit values. From this data base file, total return can be calculated for any specified number of periods since the segregated sub-account's date of beginning operations.

CUMULATIVE TOTAL RETURN

Cumulative total return is based on an initial $1,000 investment made on the effective date of the contract. The cumulative total return at the end of any given period is calculated as follows:

                    ENDING REDEEMABLE VALUE - INITIAL AMOUNT INVESTED
                    -------------------------------------------------
     CUMULATIVE   =             INITIAL AMOUNT INVESTED                * 100
     TOTAL RETURN

Cumulative total return will be calculated both with and without consideration of the contingent deferred sales charge.

AVERAGE ANNUAL TOTAL RETURN

In accordance with the SEC, average annual total return (T) allocates equal value amount each period (N) by comparing the initial amount invested (P) to the ending redeemable value (ERV). The formula prescribed by the SEC is as follows:

                                       N
                              P[(1 + T) ] = ERV

Average annual total return will be calculated both with and without consideration of the contingent deferred sales charge.